United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

SKYX Platforms Corp.
(Exact name of registrant as specified in its charter)

Florida	001-41276	46-3645414
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

2855 W. McNab Road Pompano Beach, Florida	33069
(Address of principal executive offices)	(Zip Code)

Leonard J. Sokolow
(855) 759-7584
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended __________.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

SKYX Platforms Corp. (the “Company”) has included the disclosures required by this Item in its Conflict Minerals Report, which is filed as Exhibit 1.01 to this Form SD, and is publicly available at the following Internet website: https://ir.skyplug.com. The content of any website referred to in this Form SD or the related Conflict Minerals Report is included for general information only and is not incorporated by reference in this Form SD or the related Conflict Minerals Report.

Item 1.02 Exhibit

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report for the reporting period from January 1, 2025 to December 31, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SKYX PLATFORMS CORP.
(Registrant)

By:	/s/ Leonard J. Sokolow	Date:	May 29, 2026
Name:	Leonard J. Sokolow
Title:	Chief Executive Officer